Exhibit 5.1

Our ref	GEC/DNA/1049519/0016/J12288960v1

Delphi Technologies PLC Queensway House Hilgrove Street St Helier Jersey JE1 1ES	1 December 2017

Dear Sirs

Delphi Technologies PLC (the “Company”)

We have acted as Jersey legal advisers to the Company in connection with the registration statement on Form S-8 dated 1 December 2017 (the “Form S-8”) relating to the Delphi Technologies PLC – Long-Term Incentive Plan (the “Plan”) as adopted by the Company.

Under the Plan, the Company may from time to time grant awards (“Awards”) relating to Plan Shares (as defined below) to employees, directors, consultants, advisors and other individuals who are expected to contribute significantly to the success of the Company and its affiliates (each such person being an “Award Holder”).

1.	Documents Examined

1.1	For the purposes of this opinion we have examined and relied upon copies of the following documents:

1.1.1	the Form S-8 in the form in which it is to be filed with the US Securities and Exchange Commission;

1.1.2	the Company’s memorandum and articles of association in force as at the date hereof; and

1.1.3	the form of the Plan approved by the shareholders of the Company on 12 November 2017 and by the directors of the Company on 12 November 2017.

1.2	For the purposes of this opinion, we have not:

1.2.1	examined any other document relating to the Plan or the Plan Shares (including, without limitation, any document incorporated by reference in, or otherwise referred to in, the Form S-8); or

1.2.2	undertaken any exercise that is not described in this opinion and, in particular, we have not conducted any searches or enquiries in relation to the Company at any public office or registry in Jersey.

1.3	In this opinion:

1.3.1	“non-assessable” means, in relation to any Plan Shares, that no further sum shall be payable by a holder of those Plan Shares in respect of the issue price of those Plan Shares pursuant to an Award made under the Plan; and

1.3.2	“Plan Shares” means ordinary shares of $0.01 each in the capital of the Company which may be issued or transferred to an Award Holder (or to a nominee of an Award Holder) pursuant to, or in connection with, an Award made or to be made under the Plan.

1.4	In this opinion, headings are for convenience only and do not affect its interpretation.

2.	Assumptions

In giving this opinion, we have assumed:

2.1	that the Plan has been, and will at all times be, operated in accordance with its terms;

2.2	that the Company’s board of directors (or a duly authorised committee or such persons as a duly authorised committee may appoint in accordance with the terms of the Plan):

2.2.1	will duly authorise and grant all Awards relating to Plan Shares to be granted; and

2.2.2	will resolve to satisfy all Awards relating to Plan Shares to be granted by the Company in a manner consistent with their fiduciary duties and in accordance with the terms of the Plan and the Company’s articles of association;

2.3	that any Plan Shares in issue which may be transferred to an Award Holder (or to a nominee of an Award Holder) under the Plan in settlement of an Award have been validly issued and are credited as fully paid;

2.4	that a meeting of the Company’s board of directors (or a duly authorised committee thereof) has been, or will be, duly convened and held at which it was, or will be, resolved to allot and issue, or (where applicable) approve the transfer of, the Plan Shares to the relevant Award Holder (or to a nominee of the Award Holder);

2.5	that no allotment and issue of Plan Shares will result in the authorised share capital of the Company being exceeded;

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2.6	that no Plan Shares have been, or will be, issued at a price less than their nominal value;

2.7	that all Plan Shares have been, or will be, duly allotted and issued and (where applicable) transferred, in accordance with the Company’s articles of association;

2.8	the authenticity, accuracy, completeness and conformity to original documents of all documents and certificates examined by us;

2.9	that all signatures purporting to be on behalf of (or to witness the execution on behalf of) the Company or any officer of the Company or of one of its subsidiaries are genuinely those of the persons whose signatures they purport to be;

2.10	that there is no provision of any law (other than Jersey law) that would affect anything in this opinion;

2.11	that the Company is solvent (meaning that the Company will be able to discharge its liabilities as they fall due) and will be solvent at all times as and when it transfers any Plan Shares in accordance with the Plan; and

2.12	that no event occurs after today’s date that would affect anything in this opinion.

3.	Opinion

As a matter of Jersey law and based on, and subject to, the assumptions, limitations and the qualification set out in this opinion, we are of the opinion that:

3.1	in relation to any Plan Shares to be allotted and issued to an Award Holder (or to a nominee of an Award Holder) under the Plan in settlement of an Award, upon the:

3.1.1	receipt in full by the Company of all amounts payable by the Award Holder under the Plan in respect of such Award and/or such Plan Shares; and

3.1.2	entry of the name of the Award Holder (or the nominee of an Award Holder) as the holder of those Plan Shares in the Company’s register of members,

those Plan Shares will be validly issued, fully paid and non-assessable; and

3.2	in relation to any Plan Shares to be transferred to an Award Holder (or to a nominee of an Award Holder) under the Plan in settlement of an Award, upon the:

3.2.1	receipt in full by the Company of all amounts payable by the Award Holder under the Plan in respect of such Award and/or such Plan Shares; and

3.2.2	entry of the name of the Award Holder (or the nominee of the Award Holder) as the holder of those Plan Shares in the Company’s register of members, the Award Holder (or the nominee of the Award Holder) will be the legal owner of those Plan Shares and those Plan Shares will be non-assessable.

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4.	Qualification

Our opinion is subject to any matter of fact not disclosed to us.

5.	Jersey Law

This opinion is limited to matters of, and is interpreted in accordance with, Jersey law as at the date of this opinion. We express no opinion with respect to the laws of any other jurisdiction. We assume no obligation to update or supplement this opinion to reflect any facts or circumstances which may come to our attention, or any changes in law which may occur, after the date of this opinion.

6.	Benefit of Opinion

6.1	This opinion is only addressed to, and for the benefit of, the Company. It is given solely in connection with the issue and transfer of Plan Shares pursuant to the Plan. Save as set out in paragraph 6.2 below, this opinion may not, without our prior written consent, be transmitted or disclosed to any other person (including, without limitation, any Award Holder) or be relied upon for any other purpose whatsoever.

6.2	We consent to the disclosure of this opinion as an exhibit to the Form S-8 and its filing with the US Securities and Exchange Commission.

Yours faithfully,

/s/ Carey Olsen

Carey Olsen

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